                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of March 2004

                         Commission File Number: 1-14836

                                     ALSTOM
                                     ------
                 (Translation of registrant's name into English)

                     25, avenue Kléber, 75116 Paris, France
                     --------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

      Form 20-F   X                  Form 40-F
                -----                         -----

Indicate by check mark if the  registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

      Yes                            No   X
         -----                          -----

Indicate by check mark if the  registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

      Yes                            No   X
         -----                          -----

Indicate by check mark whether the  Registrant,  by furnishing  the  information contained  in this Form,  is also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

      Yes                            No   X
         -----                          -----

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b)

Enclosures:

Press release dated February 25, 2004, "Renfe Awards ALSTOM-CAF
Consortium Two Orders For A Total Value Of Over €1.7 Billion"

Press release dated March 1, 2004, "Cisalpino Awards ALSTOM an Order
Worth More Than 300 million Euros for Tilting Trains"

Press release dated March 10, 2004 re Board of Directors meeting

Press release dated March 10, 2004, "ALSTOM Wins 330 Million Euro
Contract for Maintenance of Rolling Stock and Infrastructure in
Melbourne"

Press release dated March 10, 2004, "ALSTOM to Build a Steam Power
Plant in Saudi Arabia for 675 Million Euros"

Press release dated March 15, 2004, "MSC Selects ALSTOM for Two Cruise
Ships"

Press release dated March 18, 2004, "Gaz De France Confirms to ALSTOM
Its Intention to Build a Second 153,000M³ LNG Carrier"

Press release dated March 19, 2004, "Trenitalia Places Pendolino Train
Order With ALSTOM Worth 240 Million Euros"

                                   SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           ALSTOM

Date: March 22, 2004                   By: /s/ Philippe Jaffré
                                           -------------------------------------
                                           Name:  Philippe Jaffré
                                           Title: Chief Financial Officer

                                                                25 February 2004

                  RENFE AWARDS ALSTOM-CAF CONSORTIUM TWO ORDERS
                     FOR A TOTAL VALUE OF OVER €1.7 BILLION

RENFE, the Spanish national railway company, has notified a consortium of ALSTOM and CAF of the  award  of an  order  worth  €1777million  for the  supply  (€937 million) and maintenance (€840 million) of 30 high-speed trains (shuttle) and 45 high-speed trains (variable gauge).

ALSTOM  leads  the  consortium  for the  supply  and  maintenance  of 30  trains
(shuttle)  and  its  participation  in  the  order  is  €476  million.  It  also participates  in the  mechanical  construction,  electric  equipment  supply and maintenance of the 45 variable gauge units,  worth €551 million.  ALSTOM's total share of these contracts, including maintenance, is €1027 million.

Contractual details remain to be finalized before signature,  and ALSTOM intends to book the order in the  coming  financial  year which will start the 1st April
2004.

The  shuttle  trains,  which  will have a top speed of 250 kph,  will  reinforce
RENFE's fleet for intercity shuttle service for the high-speed lines.

The high-speed  trains with variable  gauge,  which will have a top speed of 250 kph, are destined for regional services and will be able to run on two different gauges.

ALSTOM's Santa  Perpetua plant and CAF's Beasain and Zaragoza  plants will share the work of building body shells and assembling the trainsets.

ALSTOM-CAF will also provide  comprehensive  maintenance  services for a 14-year period.

Delivery of the shuttle  trains is scheduled to begin in October 2006,  with the first trains entering service in April 2007. The final delivery is scheduled for
January 2008.

Delivery of the variable gauge high-speed  trains will begin in October 2006 and end in May 2009.

Philippe Mellier, President of ALSTOM Transport, said: "We're pleased that RENFE has chosen  ALSTOM again for its  high-speed  intercity  service,  just as we're delivering the first units of the previous contract for these trains that are in test and that will enter into  commercial  service during the year. I would like to  underline  that since the entry  into  service  of the  Madrid-Lleida  line, high-speed  trains  built and  maintained  by ALSTOM  have been  operating  with nearly 100% punctuality.  This order once again confirms  RENFE's  confidence in
ALSTOM's  high-speed  equipment  and  indeed  our  overall  leadership  in  this segment."

Press relations:     G. Tourvieille
                     (Tel. +33 1 47 55 23 15)

Investor relations:  E. Chatelain
                     (Tel. +33 1 47 55 25 33)

                                                                    1 March 2004

                     CISALPINO AWARDS ALSTOM AN ORDER WORTH
                 MORE THAN 300 MILLION EUROS FOR TILTING TRAINS

Cisalpino,  a joint venture between the Italian  railway company  Trenitalia and the Swiss  Federal  Railways,  has chosen  ALSTOM  for the supply of  high-speed tilting trains.

Cisalpino  has  ordered  14  PENDOLINO  trainsets  for a total of more  than 300 million  euros.  They will join the  existing  fleet,  which has been in service between Switzerland, Italy and Germany since 1996.

The seven-car  trainsets  will have a top speed of 250 kph and a capacity of 430 passengers. The trainsets will be built at ALSTOM's site in Savigliano, Italy.

Delivery of the new trainsets  will begin in May 2007,  and the last one will be delivered in January 2008.

Philippe Mellier, President of ALSTOM Transport, said: "We are very pleased that
CISALPINO has shown their  satisfaction  with the PENDOLINO by choosing it again for  their  high-speed  services.  The  reputation  of  this  tilting  train  is unrivalled and these latest orders consolidate our leadership in this market."

Thanks to its proven active tilting system,  the PENDOLINO  train, can negotiate curves at speeds 35 percent higher than conventional trains, with maximum safety and comfort for  passengers.  Today,  285 trains  worldwide  are  equipped  with
ALSTOM's  active tilting  technology.  Trains equipped with this technology have traveled over 200 million kilometers.

Press relations:     G. Tourvieille/S. Gagneraud
                     (Tel. +33 1 47 55 23 15)

Investor relations:  E. Chatelain
                     (Tel. +33 1 47 55 25 33)

                                                                   10 March 2004

                                  Press Release

During the meeting held on 9 March,  ALSTOM's  Board of  Directors  examined the figures forecast for fiscal year 2003/04.

The Board noted with  satisfaction  that orders expected to be booked during the current  fiscal year (1 April 2003 - 31 March 2004) could be over the previously forecast  figure of €15 billion,  with  estimated  margins in line with ALSTOM's profit objectives.

ALSTOM's  operating  margin in fiscal  year  2003/04 is  expected to be slightly below the 2%/2.5% foreseen in November, mainly due to additional charges related to the execution of a boiler power plant contract in the US (Seward).

Progress in implementing  restructuring  programmes should lead to the recording of the related costs in the accounts earlier than foreseen : approximately  €650 million in fiscal year 2003/04 compared to €450/500 million previously foreseen, and around €300 million in fiscal year 2004/05.

The Board also noted that  ALSTOM's  free  cash-flow  for fiscal year 2003/04 is expected to be between €-1,000 and €-1,200  million (of which €-800 million,  as expected,  relates to former GT24/GT26  contracts).  This  performance  would be slightly  below the  previous  forecast  mainly  due to the  expected  levels of operating margin and restructuring costs during the fiscal year.

The Board noted that if these forecasts were confirmed in the actual results, it would be  necessary,  in due time and with the agreement of ALSTOM's  banks,  to amend the covenants relating to EBITDA and consolidated net worth.

Press relations:     S. Gagneraud / G. Tourvieille
                     (Tel. +33 1 47 55 25 87)
Investor relations:  E. Chatelain
                     (Tel. +33 1 47 55 25 33)

                           Forward-Looking Statements
                           --------------------------

                                     *     *
                                        *

This  press   release   contains,   and  other   written  or  oral  reports  and
communications  of  ALSTOM  may  from  time  to  time  contain,  forward-looking statements,  within the meaning of Section 27A of the Securities Act of 1933 and
Section  21E  of  the  Securities   Exchange  Act  of  1934.  Examples  of  such
forward-looking  statements appear notably in all paragraphs commencing with the second paragraph of this press release. Words such as "considers",  "forecasts",
"expected",  "objective", "would", "should", "foreseen", "estimated" and similar expressions  are intended to identify  forward  looking  statements  but are not exclusive means of identifying such statements.

By their very nature, forward-looking statements involve risks and uncertainties that the forecasts, projections and other forward-looking statements will not be
achieved.   Such  statements  are  based  on  management's   current  plans  and
expectations  and are subject to a number of important  factors that could cause actual results to differ materially from the plans,  objectives and expectations expressed in such forward-looking  statements. Such factors include the inherent difficulty  of  making  financial  and  economic  forecasts  and  the  potential difficulties  ALSTOM  could meet,  as well as the time  needed,  in obtaining an amendment to its financial covenants, if such amendment became necessary.

The foregoing list is not exhaustive; when relying on forward-looking statements to make  decisions  with respect to ALSTOM,  you should  carefully  consider the foregoing  factors and other  uncertainties and events, as well as other factors described in other documents  ALSTOM files or submits from time to time with the
French Autorité des Marchés Financiers ("AMF"),  including our annual report for the year 2003-04,  and with the SEC, including reports submitted on Form 6-K and our Annual Report on Form 20-F. In  particular,  our financial year ending March
31,  2004 has not yet  come to a close  and the  process  of  consolidating  our group's  financial  statements will not be completed for several weeks.  Nothing contained in this press  release  should be construed as a definitive  statement regarding  our  financial  condition or results of operations at or for the year ended March 31, 2004.  Forward-looking  statements  speak only as of the date on which they are made, and ALSTOM undertakes no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

                                                                   10 March 2004

                      ALSTOM WINS 330 MILLION EURO CONTRACT
                        FOR MAINTENANCE OF ROLLING STOCK
                         AND INFRASTRUCTURE IN MELBOURNE

ALSTOM  has  won  a  contract   worth  €330  million  for   maintenance  of  the
infrastructure  and fleet of the newly  expanded  Connex  network in  Melbourne,
Australia.  The  contract  follows  the  award by the state of  Victoria  of the franchise for all metropolitan train services in Melbourne to Connex.

ALSTOM has managed the  infrastructure and fleet of the Connex Melbourne network since 1999. Prior to the awarding of the new franchise, which takes effect on 18
April 2004, the Connex assets managed by ALSTOM included 240 kilometres of track with the related infrastructure and a fleet of 74 six-car trains.

ALSTOM will manage fleet  maintenance,  and an ALSTOM-Connex  joint venture will manage infrastructure maintenance.

The new contract extends the maintenance  period until April 2009 with an option to extend  the term to May 2010.  The  assets  that  ALSTOM  manages  for Connex
Melbourne  will be  nearly  tripled.  Under  the new  contract,  ALSTOM  will be responsible for the maintenance of:
•   830 kilometres of track and overhead wiring
•   89 substations and tie stations
•   208 stations and car parks
•   186 three-car Comeng trains
•   69 three-car Hitachi trains
•   40 three-car X'TRAPOLIS trains

Connex is  gradually  replacing  its older  Hitachi  trains with new  X'TRAPOLIS trains built by ALSTOM. Connex has ordered 58 X'TRAPOLIS trains in all; the last of the trains in the order is scheduled for delivery by the end of the year.

Philippe Mellier, President of ALSTOM's Transport Sector, said: "We congratulate our customer and partner Connex on the award of this expanded franchise.  ALSTOM is proud to put its maintenance expertise, developed in similar contracts around the world,  at the service of users of public  transport  in  Melbourne  and the state of Victoria."

Press relations:     S. Gagneraud / G. Tourvieille
                     (Tel. +33 1 47 55 25 87)
Investor relations:  E. Chatelain
                     (Tel. +33 1 47 55 25 33)

                                                                   10 March 2004

                       ALSTOM TO BUILD A STEAM POWER PLANT
                      IN SAUDI ARABIA FOR 675 MILLION EUROS

The Saudi  Electricity  Company  has  selected  a  consortium  led by ALSTOM and including its civil partner  Archirodon for the supply and  construction  of the
Shoaiba  Steam  Power  Plant  extension   project.   The  value  for  ALSTOM  is
approximately  €675 million of a total €835 million for the whole  project.  The formal  contract is expected to be signed with the  consortium  before end March
2004.

ALSTOM has already  supplied  this site with 5 units of 370 MW, all of which are now in commercial operation. Under this new contract, ALSTOM will design, supply and install  another 3 identical  units  covering the supply,  installation  and commissioning of boilers, steam turbines, generators and the complete balance of plants and  systems.  The boilers are designed to burn both crude and heavy oil, using ALSTOM's tangential-firing technology. The contract should also include an option  to build a further 3 units on the same  site  which  could be  exercised within 12 months.  This would make Shoaiba the largest power plant in the Middle
East with an output in excess of 4,000 MW.

Philippe   Joubert,   President  of  ALSTOM's  Power   Turbo-Systems  and  Power
Environment  Sectors,  remarks:  "This second project from the Saudi Electricity
Company  demonstrates  once more the trust in ALSTOM and the  confidence  in our products as experienced world-wide leader in steam plant technology".

Press relations:     G. Tourvieille/S. Gagneraud
                     (Tel. +33 1 47 55 23 15)
                     internet.press@chq.alstom.com

Investor relations:  E. Chatelain
                     (Tel. +33 1 47 55 25 33)
                     investor.relations@chq.alstom.com

                                                                   15 March 2004

                     MSC SELECTS ALSTOM FOR TWO CRUISE-SHIPS

Mediterranean  Shipping Company (MSC) has just selected ALSTOM as the builder of its  new  generation  of  cruise-ships.  The  contract  will  grant  ALSTOM  the construction  of two  1,275  cabin  cruise-ships,  with  an  option  for a third sister-ship.  It will enter into force once the financing arrangements have been put in place by MSC.

The two ships  will be 294  metres  long and just  over 32 metres  wide and will comply  with  the  Panamax  standard.  They  are  designed  for  cruises  in the
Mediterranean  and  Caribbean  seas.  The ships' design  privileges  passengers'
access to sea views : around 80% of the cabins will have windows overlooking the sea, and three quarters of these 'outside view' cabins will also have balconies.
The ships will be able to carry up to 3,000 passengers and 1,000 crew members.

The first ship will be delivered in June 2006 and the second in spring 2007.

When  signing the  contract,  Patrick  Boissier,  President  of ALSTOM's  Marine
Sector,  said:  "We are proud that MSC has chosen to grant us its  confidence in selecting  us for the  construction  of two new large  cruise-ships,  and we are delighted to  contribute  to the success of our  customer in the cruise  market.
From our point of view, this order results from the fruitful  cooperation  which has existed  between our two companies over the past three years.  What is more, it backs  up the  right  choice  we made in  positioning  ALSTOM  Marine  on the cruise-ship market, which will continue to grow on the medium- to long-term".

ALSTOM Marine has already constructed one 800 cabin cruiseship,  MSC Lirica, for
MSC and will deliver her sister-ship, MSC Opera by May 2004.

In  addition to these new  orders,  ALSTOM  Marine's  order book  comprises  the cruise-ship,  MSC  Opera,  two LNG  carriers  for  Gaz de  France,  two  Landing
Helicopter  Docks (LHDs) built in cooperation  with DCN for the French Navy, one car ferry for SeaFrance,  one oceanographic  vessel for Ifremer,  and a yacht of over 70 metres in length.

Press relations:     S. Gagneraud / G. Tourvieille
                     (Tel. +33 1 47 55 25 87)
Investor relations:  E. Chatelain
                     (Tel. +33 1 47 55 25 33)

                                                                   18 March 2004

                      GAZ DE FRANCE CONFIRMS TO ALSTOM ITS
                               INTENTION TO BUILD
                         A SECOND 153,000M³ LNG CARRIER

Gaz de  France  and  ALSTOM  signed a letter  of  intent  on 3 July 2003 for the construction of a 153,000 m³ LNG carrier,  with an option for a second identical
LNG  carrier.  The order for the first LNG  carrier  was signed on 29  September
2003,  for delivery at the end of October 2005. Gaz de France has just confirmed the option for the second LNG carrier,  in partnership  with Japanese  shipowner
NYK Line. The construction contract should be signed before the end of June 2004 with delivery of the carrier scheduled for the end of October 2006.

This LNG  carrier  will be  identical  to the ship  ordered  by Gaz de France in
September  2003 and which is currently  under  construction  at the Chantiers de
l'Atlantique shipyard.  Like her sister-ship,  it will have the largest capacity in the world for this type of vessel and will integrate  innovative  techologies such as an electric  Diesel-Gas  propulsion system and membrane insulation based on CS1 type technology (foam insulation).

This  confirmation  demonstrates  the expertise of ALSTOM's Marine Sector in the
LNG carrier market: over the last thirty years ALSTOM has built 16 LNG carriers, all of which integrated leading edge technology current at the time.

It also underlines ALSTOM Marine's strategic focus on high added-value  vessels, including cruise ships, ferries, naval vessels and scientific research vessels.

Press relations:     G. Tourvieille/S. Gagneraud
                     (Tel. 01 47 55 23 15) - internet.press@chq.alstom.com

Investor Relations:  E. Chatelain
                     (Tel. 01 47 55 25 78) - investor.relations@chq.alstom.com

                                                                 19 March 2004

               TRENITALIA PLACES PENDOLINO TRAIN ORDER WITH ALSTOM
                            WORTH 240 MILLION EUROS

ALSTOM  has won a new  contract  for  PENDOLINO  high-speed  tilting  trains  by
Trenitalia,  the  passenger  and freight  division of the Italian  state railway group Ferrovie dello Stato, for a total close to €240 million.  The order for 12
PENDOLINO  trains which will join the existing fleet,  was awarded  following an international tender managed by Trenitalia, which also represented Cisalpino.

The  seven-car  trains  will have a top speed of 250 kph and a  capacity  of 430 passengers.  They will be built at  ALSTOM's  site in  Savigliano,  Italy,  with components supplied by other European ALSTOM sites.

Delivery  for the first new trains  will begin in  November  2006,  and the last train will be delivered in September 2007.

Philippe Mellier,  President of ALSTOM's  Transport  Sector,  said: "We are very pleased  that  Trenitalia  has  shown its  satisfaction  with the  PENDOLINO  by choosing it for their  high-speed  services.  This order  consolidates  ALSTOM's leadership  as  a  builder  of  high-speed  trains  as  well  as  a  pioneer  in cross-border  interoperability.  Including  the two recent orders from RENFE for high-speed  Lanzaderas trains and from Cisalpino for 14 Pendolino  trains,  this year ALSTOM has been  awarded  orders over €780  million for more than 50 trains from the PENDOLINO family."

Press relations:     S. Gagneraud / G. Tourvieille
                     (Tél. +33 1 47 55 25 87)
                     internet.press@chq.alstom.com

Investor relations:  E. Chatelain
                     (Tél. +33 1 47 55 25 33)
                     Investor.relations@chq.alstom.com